SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No   ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated August 10, 2020.

TRANSLATION

Autonomous City of Buenos Aires, August 10, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 06/30/2020

Dear Sirs:

In order to comply with the requirements of Article No. 63, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”) at its meeting held on August 10, 2020, approved the condensed interim financial statements for the six-month period ended June 30, 2020. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of net income (1) (in millions of pesos)

Attributable to shareholders of the Company	(78,418)
Attributable to minority interests	(279)

Total net income	(78,697)

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	98,277
Attributable to minority interests	741

Total other comprehensive income	99,018

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	19,859
Attributable to minority interests	462

Total comprehensive income	20,321

4) Detail of Shareholders’ equity as of 06/30/2020 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,924
Adjustment to contributions	6,086
Shares in treasury	9
Adjustment to shares in treasury	15
Stock compensation plan	358
Acquisition cost of treasury shares	243
Share trading premium	(414)
Issuance premiums	640

Total shareholders’ contributions	10,861

Legal reserve	2,007
Reserve for future dividends	3,700
Reserve for investments	8,934
Reserve for repurchase of own shares	550
Reserve for NIIF special initial adjustment	—
Other comprehensive income	615,063
Retained earning	(78,418)

Subtotal Shareholders’ equity	562,697

Minority interests	6,012

Total Shareholders’ equity	568,709

(1)	Amounts in accordance with IFRS

5. Shares owned by the controlling shareholder of the Company

As of June 30, 2020 the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6. Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7. Controlling shareholder of the company:

Federal Government—Governmental Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires

Yours faithfully,

Santiago Wesenack
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer